UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

10/5

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 24, 2004

UFJ Holdings, Inc.

'Improvement Report' Requested from Tokyo Stock Exchange

UFJ Holdings, Inc. ("UFJ") hereby gives a notice that it has received a request from Tokyo Stock Exchange, Inc. ("TSE") to submit an 'Improvement Report' based upon the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like ("Rules on Timely Disclosure") with regard to the matter set forth below.

UFJ shall sincerely respond to the request from TSE.

- Reason for the request from TSE to submit an 'Improvement Report'

The earnings announcement by UFJ on May 24, 2004 was substantially different from the revised forecasts announced on April 28, 2004. Regarding this matter, TSE finds it necessary for UFJ to improve the framework for the proper and timely disclosure and requests UFJ to submit an Improvement Report with a description of the background and measures for improvement in accordance with the Rules on Timely Disclosure.

UFJ

Press Release

September 24, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. ("UFJ") received a letter regarding extension of a deadline for the proposed merger ratio from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to aim at management integration with Mitsubishi Tokyo Financial Group, Inc. in October 2005 as announced on September 10, 2004, since the proposal was presented, UFJ is examining it prudently together with outside experts.

Plan to Revitalize Management

(summary)

Law No. 5
Relating to Emergency Measures
for Early Reconstruction
of Financial Systems

UFJ Holdings, Inc.
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

September 2004

Contents

Supplementary Data

Introduction

UFJ Group now expects a net loss due to greater-than-expected credit costs as a result of accelerated business restructuring of borrowers aimed at resolving the problem loan issue. Due to the net losses of the subsidiary banks, the holding company also anticipates posting a net loss on non-consolidated basis and suspending dividend, as shares in the subsidiary banks are required to be re-evaluated upon the recognition of losses. However, UFJ would like to remind stakeholders that the anticipated losses come as a direct result of continued efforts to deal with large troubled borrowers. UFJ fully expects that credit costs after this fiscal year will return to normalized levels. Also, it will improve its profitability by completing financial revitalization.

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004 subject to receiving approval from the relevant authorities as stipulated by law. The integration is targeted for completion by October 1, 2005.

UFJ Group is now still at an early stage of merger preparation and synergies and cost reductions have yet to be discussed in the course of merger discussion going forward. Since we cannot incorporate merger effect into our plans at this moment of time, we have formulated plans for the period before the management integration. (for FY 2004 and 2005)

We position the period before the management integration with MTFG as the time period for fundamental management reforms. Through actions to achieve the final solution of problem loan issues, the UFJ Group will improve profitability by accomplishing financial revitalization. We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.

After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

If there are, or are expected to be, significant changes in the items given in this Plan, we will revise the Plan without delay.

Assumptions for the Plan to Revitalize Management

(Levels of interest rates, foreign exchange rate, share prices, etc., assumed for the period covered by the Plan)

	Mar. 31, 2004 Actual	Mar. 31, 2005	Mar. 31, 2006
O/N	0.005%	0.005%	0.250%
TIBOR 3M	0.079%	0.09%	0.70%
10-year government bonds	1.407%	2.20%	2.60%
Forex (JPY/USD)	104.24	110.00	110.00
Nikkei stock average	JPY11,715	JPY11,081	JPY11,081

Note: Future figures in Nikkei stock average are that of the end of August 2004

(Real growth rate of gross domestic product)

	Fiscal Year Ending Mar. 31, 2005	Fiscal Year Ending Mar. 31, 2006
Real growth rate of GDP (year-on-year)	2.8%	2.3%

(Land prices)

	Mar. 31, 2005	Mar. 31, 2006
Nationwide urban land price index (average of categories/ percentage changes from previous year)	Minus 7.5%	Minus 4.4%

If there are, or are expected to be, significant changes in the items given in this Plan, we shall notify the Financial Services Agency without delay.

1. Issue Amount and Terms

(1) Reason for Revision

UFJ Holdings, Inc. submitted a Business Improvement Plan including various measures to improve profitability significantly on September 10, 2004, because there was a large gap between the net profit target and result for FY 2003. Accordingly, because there were significant changes in the current Plan to Revitalize Management (the "Plan"), we hereby revise the Plan on the basis of the 'Guidelines Regarding a Revision in the Plan to Revitalize Management' issued on September 30, 1999, by the Financial Reconstruction Commission and Article 1-2 of the "Law Concerning Emergency Measures for Early Reconstruction of Functions of Financial System" (hereafter "Financial Reconstruction Law").

(2) Issue Amount, Issue Terms, and Conditions

A. Preferred shares

Preferred shares issued by each of the three banks (Sanwa Bank, Tokai Bank, and Toyo Trust) in March 1999, and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) have become, through a stock transfer, the preferred shares issued by UFJ Holdings, Inc., the holding company.

<1> Issue amount ¥1,400 billion (aggregate)

<2> Issue amount, terms and conditions

An outline of the issue amount, terms and conditions is as follows.

Name:	Class II preferred shares	Class IV preferred shares	Class V preferred shares	Class VII preferred shares
Total issue amount:	¥600,000 million	¥300,000 million	¥300,000 million	¥200,000 million
No. of shares issued:	200,000 shares	150,000 shares	150,000 shares	200,000 shares
Issue price:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
(Of which, counted as capital):	¥1,500,000	¥1,000,000	¥1,000,000	¥500,000
Dividend (annual):	¥15,900	¥18,600	¥19,400	¥11,500
Dividend yield:	0.53%	0.93%	0.97%	1.15%
Distribution amount of residual assets:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
Mandatory conversion date	Aug. 1, 2008	Mar. 31, 2009	Mar. 31, 2009	Aug. 1, 2009
Original issuing company:	Sanwa Bank	Tokai Bank		Toyo Trust
Name when originally issued:	First series class A preferred shares	Second preference shares (type 'A')	Third preference shares (type 'A')	First class, second series preferred stocks

B. Subordinated debt

The subordinated bonds issued by Sanwa Bank in March 1999 and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) were changed to the subordinated bonds issued by the holding company as shown below. The resources for redemption and interest payment for preferred shares and subordinated bonds, which were the injections of public funds, hence are managed centrally at the holding company. Specifically, in order to maintain the qualities identical to those of the current subordinated bonds, a contract to change the obligation was agreed among Sanwa Bank, the Resolution and Collection Corp. and the holding company immediately after the stock transfer, with the effect of changing the aforementioned subordinated bonds to the subordinated bonds issued by the holding company.

<1> Issue amount

¥100 billion

<2> Issue amount, terms and conditions

An outline of the issue amount, terms and conditions is as follows.

Name:	Second series perpetual unsecured subordinated bonds with clause for redemption prior to maturity
Amount:	¥100,000 million
Maturity:	Perpetual
Original rate:	6-month yen LIBOR + 0.34%
Rate revision date:	September 30, 2004
Rate after revision:	6-month yen LIBOR + 1.34%
The first call option date:	September 30, 2004
Original issuing company:	Sanwa Bank
Name at time of original issue:	Second series perpetual unsecured subordinated bonds

(3) Utilization of Subject Capital

Based on the purpose of Financial Reconstruction Law, UFJ Group will strive to maintain the business soundness hereafter by securing a stable BIS capital ratio.

At the same time, as an "innovative financial group which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base", we seek to get the high evaluation from customers and markets and continue to utilize the capital for 'smooth extension of loans and other credit', to prime medium- and small-sized companies as before.

2. Measures to Rationalize Management

(1) Present Condition & Outlook for Management

1. Progress in the Fiscal Year Ended March 31, 2004

UFJ Group recognizes improvement of asset quality as its foremost and pressing business issue and implements measures for establishment of sound financial positions aggressively.

As a result of the effort we made for the fundamental improvement of our financial positions, we posted a net loss in the FY 2002. In August 2003, we received Business Improvement Administrative Order, since the earnings for the FY 2002 were substantially below the target set in the Plan to Revitalize Management (the "Plan").

In response to the Business Improvement Administrative Order, we formulated improvement plans, which include the measures for material improvement of profitability and financial positions. UFJ Group has taken actions to meet the target set in the Plan through steady implementation of these improvement plans.

As a result, for the fiscal year ended March 31, 2004, gross operating profit exceeded the target set in the Plan, since core business lines, that are retail banking, corporate banking, global banking & trading and UFJ Trust performed well. Also, because the reduction of personnel and non-personnel expenses has exceeded the target set in the Plan, business profit has exceeded the target.

On the other hand, even though we have tackled with support for corporate revitalization, final disposal (off-balancing) in loans and improvement in loan portfolio in order to secure financial soundness, balance of problem loans (under the Financial Revitalization Law) was Yen 3,949.3 billion, which was Yen 214.1 billion less than the balance at the end of March 2003, with the problem loan ratio being 8.50%. The proportion of loans to sub-standard borrowers and below and special mention loans and lower to total loans are 9.73% and 15.88% respectively at the end of March 2004 which are down by 1.26% and 3.93% respectively from the end of March 2003.

In the measures to cut problem loan ratio by half, we have accelerated off-balancings and provisionings for large troubled borrowers. This has boosted the credit related expenses to Yen 1,391.2 billion (combined for subsidiary banks and UFJSP), which exceeded the target in the Plan by Yen 946.7 billion. As a result Net loss was Yen 372.3 billion (combined for subsidiary banks, UFJSP, UFJEI and UFJTE), which was Yen 507.4 billion short of the target for FY 2003 in the Plan.

In addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Holdings received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. UFJ Group takes the administrative action very seriously and makes a strong commitment to improve its business operations.

2. Outlook for the Fiscal Year Ending March 31, 2005

(Gross Operating Profit)

UFJ is aiming at a steady performance at core businesses such as corporate banking, retail banking, global banking and trading and trust business by way of measures to improve profitability significantly, whereas gains on bonds are expected to decrease reflecting an increase in long-term interest rate.

UFJ aims to attain Yen 1,283.0 billon of gross operating profit by significantly improving profitability in its core retail and SME businesses.

(Business Profit)

We aim at gross operating profit of Yen 1,283.0 billion in FY2004 by strengthening profitability at core businesses by the measures set in this Plan. Also by cost cutting through fundamental restructuring, business profit is planned to be Yen 745.2 billion.

(Credit Related Expenses)

In the process of aggressive revitalization of large troubled borrowers in order to resolve problem loan issue, we expect a significant amount of credit related expenses in this fiscal year as well. Credit related expenses for subsidiary banks and UFJSP are expected to be Yen 1,129.6 billion for FY2004.

Main factors are increase in cost for supporting large borrowers and higher reserve ratios affected by increasing loan loss ratios. Especially for the large borrowers we have been prepared to implement aggressive measures in the first half of FY 2004. After thoroughly revising existing revitalization plans for large borrowers, new plan for support or disposal for each individual company has been being determined. In such process, in order to ensure an early and certain revitalization, more-than-expected credit cost is expected. Therefore we decided to make sufficient financial preparations in FY 2004.

As for the effect of reserve ratios, we expect increase in loan loss ratios due to the significant increase in credit cost in the previous fiscal year.

Credit related expenses for the first half of FY2004 are expected to be Yen 865.0 billion. Main factors are as mentioned above large borrowers and effect of reserve ratios, whereas credit expenses in the second half of FY2004 are mainly attributed to effect of reserve ratios.

Problem loan balance at the end of September 2004 increased from that at the end of March 2004 due to downgrading of some borrowers following the newly prescribed plans for support or disposal in individual companies. In the second half of FY 2004, we will keep addressing large borrowers aggressively, thereby reduce problem loan outstanding for large borrowers by actual implementing measures. Through this process we will decrease problem loan ratio to below 4% as initially targeted by the end of March 2005.

(Deferred Tax Asset)

Reduction in deferred tax assets is expected due to more stringent estimate on the profitability in the

future.

(Net Profit/Loss)

Mainly due to an impairment in the interim period in the preferred shares subscribed by the UFJ Bank to support customers, losses on stocks are expected to be Yen 200.7 billion. We expect a net loss of Yen 823.3 billion.

(Impairment on Stocks at Holding Company)

UFJ Bank and UFJ Trust Bank have posted losses in the past and expect significant losses in the fiscal year ending March 2005, which further reduce net assets. Stocks of the subsidiary banks held by UFJ Holdings are securities without market price. Fair prices of these stocks are calculated in accordance with the net assets of the banks. Because such reduction in net assets significantly decrease fair prices of both banks compared to original acquisition values, book values shall be reduced in the current fiscal period. UFJ Holdings is expected to post a non-consolidated loss of nearly Yen 3 trillion for fiscal year 2004. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it has no effect on consolidated performance and BIS capital ratio, etc. of UFJ Holdings.

By these measures UFJ Group will complete its financial revitalization and will post a steady profit starting FY 2005.

(2) Response to Business Improvement Administrative Order for the FY 3/2004

UFJ Group submitted in August 2003 the Business Improvement Plan and subsequently the Plan to revitalize Management and has implemented measures for problem loan disposal, strengthening profitability and rationalization. Even though by the effect of these measures core business lines performed well, due to the increase in credit costs primarily resulted from problem loan disposal, it posted a net loss again for FY 2003.

In addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Holdings received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. UFJ takes this very seriously.

UFJ has revised the Business Improvement Plan submitted in August 2003 and will take new actions to significantly improve profitability.

UFJ Holdings has been implementing aggressive measures to revitalize troubled borrowers particularly large ones during FY2004 in order to reduce problem loan ratio to below 4%. As a result of that, subsidiary banks are expected to post net losses. Subsequently UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust shares it holds. Thus UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities.

Even though we aim at an early restoration of asset quality and our profitability is expected to recover by achieving the target in cutting problem loan ratio by half, we seriously regret that net profits were more than 30% below targets outlined in the Plan both in FY2002 and FY2003 and the dividend is expected to be suspended for preferred shares for FY2004. By various measures to improve profitability, solve problem loan issue and implement severe restructuring set forth below, we will establish responsible management committed to an improved profitability.

(3) Measures for Reconstruction of Business

1. Business Strategy

(a) Group Business Strategy

UFJ Group has been making every effort to realize efficient management through restructuring its business portfolio, as well as to establish business framework that will be able to quickly respond to customers' various needs. In order to maximize profit as a group, we have introduced a new business approach; offering various services to each customer segment in a cross-sectoral manner, instead of focusing on each business line and customer.

<u>**Establishing synthetic branch network**</u>

- UFJ Group is enforcing its commitment to customer convenience by building most efficient branch network. All branches of UFJ Bank are trust agencies of UFJ Trust Bank and the two banks cooperate to expand their customer base.
- Joint branches between UFJ Bank and UFJ Tsubasa Securities
  As business opportunities in asset management business expected to expand, UFJ group positions joint branches between commercial bank and securities firm as new channels that meets the needs of wide range of customers. As of August 31, 2004, UFJ Bank and UFJ Tsubasa Securities operate eight joint branches.
- Joint branches between UFJ Bank and UFJ Trust Bank
  UFJ Bank and UFJ Trust Bank aggressively utilize joint branches in order to realize maximum synergies between commercial bank and trust bank, and provide customers with highly value-added services. The two banks operate 11 joint branches as of August 31, 2004. In addition, UFJ Trust Bank set up "Trust Offices" in three UFJ Bank's retail branches in April 2004, as a new channel to retail customers.
- Through these measures to achieve "one stop shopping", UFJ Group aims to enhance convenience both for retail and corporate customers, as well as to realize cost reduction through efficient utilization of branches.

<u>**Strengthening securities function through utilizing group customer base**</u>

- UFJ Tsubasa Securities intends to take advantage of ongoing deregulation to establish new

business model, cooperating with UFJ Bank and other group companies, in order to respond to highly specialized and diversified needs of our retail and corporate customers for funding and asset management.

[Retail Business]

- Sales forces specializes in securities business are to be reallocated within UFJ Group, enabling to take advantage of the group's well established customer base. UFJ Bank plans to start securities agency business from December 2004, and reallocate approximately 100 sales personnel from UFJ Tsubasa Securities. In addition, UFJ Bank and UFJ Tsubasa Securities will cooperate to deliver the most suitable financial products to a broad range of customers.
- Business network of banking business and securities business are to be integrated for the purpose of achieving both customer convenience and streamlining of business. Placing ATMs and TV windows of UFJ Bank in UFJ Tsubasa Securities' branches is an example. We further promote integration of branches between banking and securities.

[Corporate Business]

- For large corporate customers, UFJ Group provides not only commercial banking services but also investment banking services such as advice on business portfolio and finance and capital strategy. These services are provided through "Investment Banking Desk" which are jointly established by UFJ Bank and UFJ Tsubasa Securities at three main branches of UFJ Bank located in Tokyo, Osaka, and Nagoya.
- For medium and small sized corporate customers, UFJ Bank plans to start securities agency business in December 2004, responding to the growing needs for IPO and fund management of excess cash. Personnel specialized in securities business will take the lead in strengthening IPO marketing in UFJ Bank.
- For public sector and NPO customers, UFJ Bank and UFJ Tsubasa Securities cooperate to serve the needs for funding and investment of excess cash. UFJ Bank is now strengthening the function of supporting IPO and bond placement, and will start to securities agency business in December 2004.
- UFJ Bank, UFJ Trust Bank and UFJ Tsubasa Securities will further expand their cooperation to meet the customer needs for investing and securitizing real estate.

Strategic alliance in credit card business

In January 2004, UFJ Bank and Nippon Shinpan agreed to form a strategic alliance in retail banking business. In May 2004, Nippon Shinpan and UFJ Card concluded basic agreement on their merger, subject to the approval by their shareholders and relevant authorities. We plan to further develop our credit card strategy through management integration with Mitsubishi Tokyo Financial Group.

(b) Retail Banking

Aspiring to be the No. 1 bank in customer satisfaction

- UFJ Bank launched a project called "UFJ 24", in September 2003, which offers 24 hour operation of ATM and various other service through innovation of service channel network. Through this project, UFJ Bank intends to gain new customers and conduct cross selling of various products, which leads to improvement in profitability.
- By reducing the customers' waiting time at the teller counter, UFJ Bank creates convenient and comfortable branch for the customers.
- Taking the advantage of deregulation in trust, securities and insurance businesses, UFJ Group serves various customer needs on asset management.
- UFJ Group differentiates itself in the area of consumer finance, mortgage loans and credit card businesses, etc.

Measures in retail business strategy

- For mass retail segment, UFJ Bank provides convenient services through branches, ATMs, TV windows, internet banking, etc., which leads to gaining new customers. At the same time UFJ Bank realize low cost operations.
- In providing asset management services, UFJ Group is building strong and efficient sales framework, in the expectation of deregulation in various areas, paying special attention to reinforcing internal control systems.
- As for consumer finance business, UFJ Group intends to expand the business as "Mobit" being its driving force, while paying enough attention to credit risk.
- As for mortgage loan business, UFJ Bank intends to expand the loan outstanding through 125 housing loan offices wide spread over the nation.

(c) Corporate Banking

- UFJ Group aims to become "the bank providing the best solutions" for its corporate customers. It also aims to become an innovative financial group, providing customers the most suitable business functions and financial services, which contribute to both customer business development and enhancement of corporate value.
- Measures in corporate business strategy

  UFJ Bank aspires to build a new business model that will allow the bank to establish the competitive edge in medium-sized corporate business and to increase non-interest income. The bank will: (a) Increase loans to medium to small sized corporations, (b) Provide solutions that will contribute to solving customers' problems, and (c) Build effective sales framework and customer channels.

  (a) Increase loans to medium to small sized corporations

  - ♦ UFJ Bank regards medium and small sized corporations as core customers and will improve its response to their funding needs.
  - ♦ Particularly, the bank will put priority on loans to medium- and small-sized corporations. In addition to the introduction of "UFJ Business Loan", a simplified credit assessment model utilizing a scoring model, and aggressive increases in sales forces for these

customers, UFJ Bank will continue to develop unique loan products.

- UFJ Bank expands its loans to medium to small sized corporations through various measures to reinforcing credit granting ability. By expanding customer base and developing profitable loan portfolio, UFJ Bank will realize both high profitability and significant market presence in medium and small sized corporate market.

(b) Providing solutions that contribute to solving customers' problems

- UFJ Bank will increase non-interest income through the provision of convenient settlement services, reinforcement of its investment banking services, and reinforcement of the sales and development of derivative products, offering a wide variety of products in order to assist customers to hedge risks.
- UFJ Bank will apply know-how developed through transactions with large corporations to medium- and small-sized corporations, by standardizing and offering, in small size lots, various financial products such as asset-backed finance and cash flow based finance in addition to syndicated loans, derivatives, and private placed bonds.
- For large corporations, UFJ Bank will provide solutions that contribute to business development and the enhancement of corporate value for its customers through financial services provided by group companies. For medium- and small-sized corporations, UFJ will provide more solutions that contribute to the solution of management problems thorough such services as "UFJ Business Forum" and customer support for those starting business in China.

(c) Effective sales framework and customer channels.

- In fiscal year 2003, UFJ Bank established "Business Banking Office" which is specialized in dealing with small sized companies. The bank placed additional 300 sales force specialized in dealing with new clients in the first quarter of fiscal year 2004. The bank aims to establish business models with increased customer convenience and high cost performance by establishing a technology advanced and effective sales framework that connects customers via branches, internet, and telephone support centers according to customer needs and customer segmentation.

(d) Global Banking & Trading

- In its trading business, in addition to traditional trading and banking transactions, UFJ Bank will focus on the development and provision of derivatives products in response to diversified customer needs. In particular, the bank will develop and provide various new products to match customer needs, such as small size products, time deposits with derivatives attached, and energy derivatives.
- In overseas commercial banking business, the bank will also continue to focus on trade finance by increasing deals in our important BRICs market.
- UFJ Bank aims to maintain strong brand recognition through its business foundation in China. The bank will add value in providing solutions to customers, offering additional functions for cash

management services and a reinforced consulting function, which will contribute to the sales of products. In addition, the bank will promote effective personnel system to secure personnel who will be able to take the lead in these businesses. The bank also promote streamlining business framework so that it will be able to quickly respond to the change in business environment.

(e) Trust Business

- UFJ Trust Bank provides trust related services and retail services to a dramatically expanded customer base. Services are provided through trust agency, joint branches, and "trust offices".
- The trust agency business is expanding steadily since its inception in March 2002. The agency business has resulted in increased assets of approximately Yen 220 billion in the pension business, and has acquired 225 new customers in the corporate agency business.
- In its corporate agency business, UFJ Trust Bank has introduced a "New IR system for individual equity investors" which is the first service in Japan that analyzes shareholders statistically from different angles. Such a unique service proves that UFJ Trust Bank is one of the best trust banks in developing new products.
- In asset management business, UFJ focuses on providing new products under an exclusive sales license in Japan from Bridgewater, a global leading asset management company.
- In asset isecuritization business, UFJ Trust Bank has developed unique investment trusts and new schemes, utilizing intellectual property trusts which can be offered after the revision of the Japanese trust banking law.
- In the real estate business, UFJ Trust Bank answers customers' needs for business restructuring and asset management by providing consultation services on revaluations and newly developed real estate funds utilizing securitization.
- In retail business, UFJ Bank and UFJ Trust Bank operate 11 joint branches as of August 31, 2004, in order to maximize synergy between the two banks. UFJ Trust Bank started to operate "Trust Office" from April 2004 and providing value-added financial products to retail customers. Going forward, UFJ Trust Bank may seek to form an alliance with companies in other financial sectors such as securities, as well as further cooperating with UFJ Bank on trust agency system, subject to revision of trust business law. Furthermore, subject to lifting a ban of conducting discretionary investment management business to trust banking industry, UFJ Trust Bank is planning to enter securities agency business and developing trust wrap account.

(f) Fundamental Actions for Resolution of Problem Loan Issue

UFJ places the highest priority on resolution to the problem loan issue and has been addressing the issue aggressively aiming at resolution by the end of FY 2004. Specifically, it is taking actions towards achieving a problem loan ratio of less than 4% by the end of March 2005.

(Actions for large troubled borrowers)

-- UFJ has taken intensive and thorough actions in the first half of FY2004, especially with regards to large troubled borrowers. In May 2004, a “Corporate Restructuring Department” was established at UFJ Bank to deal with specific large troubled borrowers. This department fundamentally revitalizes and supports specific large borrowers whose future may pose material risk on the management of the bank. Additionally, concrete measures have been taken to strengthen the internal control framework and the formation of a new audit team within the Internal Audit Department, dedicated to large borrowers.
-- Since July 2004, the Board has thoroughly reviewed each large borrower's revitalization plan and has approved additional supports. We continue to strengthen and accelerate actions for large borrowers in order to achieve a problem loan ratio of less than 4% by the end of March 2005.

(Establishment of credit risk management system)
Out of regret that sufficient actions were not taken at management level, where appropriate control or supervision through existing monitoring channels did not work for large borrowers whose future may pose material risk on management, UFJ will promote greater involvement of the Board of Directors in the light of establishment and development of credit risk management system.

(Please refer to detailed discussion later in chapter 7(1)3)

(Measures for business revitalization)
-- UFJ Bank established UFJ Strategic Partner (“UFJSP”) in March 2003 with Merrill Lynch and has been tackling with revitalization and reduction in problem loans of borrowers mainly in doubtful or lower categories. In FY 2004 UFJSP extended the loans under management to those of sub-standard SME borrowers. The increased coverage accelerates reduction in problem loan balance by corporate revitalization with the know-hows developed by the company.
-- In May 2004 UFJ Bank and Merrill Lynch jointly set up an investment fund for purchasing loans to mainly SMEs from UFJ Bank and aiming for improvement in corporate value of the borrowers.
-- By cooperation between UFJSP and the Credit Administration Department V of UFJ Bank, we will promote formulation and implementation of business plan for each borrower and strengthen effort in business revitalization by utilizing vehicles such as investment funds

(g) Management Integration with Mitsubishi Tokyo Financial Group (MTFG)

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004. The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

(i) Outline of Management Integration
-- As the needs of customers in Japan and abroad become diversified and sophisticated, UFJ Group aims, through its management integration with MTFG, to create a “premier comprehensive global

financial group" that is competitive worldwide, and to provide customers with products and services of the highest quality.

-- By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers' financial needs.

-- In the domestic market, the new comprehensive financial group's network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

-- Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

(ii) Strengthening Capital

UFJ Holdings, UFJ Bank and MTFG concluded an agreement on September 10, 2004 based on the basic agreement announced on August 11, 2004 regarding MTFG's cooperation in strengthening UFJ Group's capital. Under the terms of the former agreement, UFJ Bank issued preferred shares for JPY700 billion. Payment from MTFG was completed on September 17, 2004.

(iii) Integration Schedule

The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

(iv) Feature of the New Group

With an industry-leading customer base and a strengthened and well-balanced domestic and overseas branch network, we will work together with each group company in banking, trust, and

securities to provide integrated products and services that truly satisfy customers' needs in a flexible and unified fashion.

The new group will maximize integration effect with a speed unprecedented to any bank merger in the past and accelerate business strategies in growth areas not only domestically but also globally. Also, the new group will achieve dramatic increase in shareholders' value by taking advantage of the highly complementary nature of UFJ's and MTFG's businesses.

(v) Direction in Future

In order to promote integration in management and operation quickly and smoothly an Integration Committee was established in the holding companies with the president of MTFG being the chairman and the president of UFJ being the deputy chairman.

(vi) Basic Policy regarding Management Integration

The new group will seek to maximize integration effect and speed by taking advantage of the highly complementary nature of MTFG's and UFJ's businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

-- After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

-- The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

-- The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

-- The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

-- The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group's overall infrastructure costs.

Although the proposed management integration will be discussed in accordance with above–mentioned outlines, the management integration is still at an early preparatory stage and detailed integration effect will be determined through future integration discussions. Thus as the

management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

2. Earning Trends by Business Unit
(Please refer to Table 5)

3. Progress and Plan in Restructuring

UFJ Group has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ in order to realize integration effects as soon as possible.

As a result, 'target after integration completed' in numbers of personnel and outlets which were formulated at management integration in 2001 were realized ahead of the schedule.

As for expense, because we took various actions which includes reduction in personnel expenses, early realization of integration effect and reduction in indirect operations and fixed cost, it has decreased from Yen 615.9 billion in FY2001 to Yen 537.0 billion in FY2003, which was down by 12.8% and Yen 78.9 billion in 2 years. In FY2003, We have overachieved our targets in personnel expenses by Yen 11.7 billion and non-personnel expenses by Yen 6.5 billion.

Although we have so far implemented restructuring measures ahead of our plans, net profits were more than 30% below targets both in FY2002 and FY2003 and a net loss is expected for FY 2004 with no dividend being expected for preferred shares. We take these results very seriously and we will implement further streamlining and cost cutting. After FY2004 UFJ Group continues to pursue a maximum efficiency in business operation and to work on cost reduction. In addition, expecting the management integration with MTFG, we will allocate resources strategically toward fundamental strengthening and realization of group-wide profitability and aim at further rationalization

We will continue to emphasize OHR (Expenses/Gross Operating Profit) and to take actions for improvement.

(Plan of OHR)

	FY 2004 Actual	FY 2005 Plan	FY 2006 Plan
OHR (Expenses/Gross Operating Profit)	41.70%	42.43%	41.51%

(a) Headcount

As of March 31, 2004, the number of directors and statutory auditors was 21, 3 less than at March 31,

2003. This figure is 20 less, approximately half, of the 41 members present at the incorporation of UFJ Holdings in April 2001. Though one more director is expected to leave, in order to strengthen internal control in UFJ Bank there are plans to invite two directors from outside the UFJ Group, to join the Board. Therefore, the number of directors and statutory auditors are expected to increase by 1 from the previous fiscal year end.

The total number of UFJ employees was 20,395, as of March 31, 2004, which is down by 1,932 from March 31, 2003 and exceeds the reduction target in the Plan by 605. This figure is 6,529 less than when UFJ Holdings was first incorporated, a 24% reduction over the last three years. In order to increase efficiency, we will continue to streamline operations and positively utilize temporary staff.

(Number of Directors, Statutory Auditors and Employees)

	April 2001	End March 2004	# Change [%]
Directors and Statutory Auditors	41	21	-20 [-49%]
Employees	26,987	20,395	-6,592 [-24%]

(b) Domestic and Overseas Branches

We have completed consolidation of duplicated domestic and overseas branches by March 2004.

UFJ had 398 domestic and 17 overseas branches as of March 31, 2004. By consolidating duplications, 145 branches, including 12 overseas, have been closed since the incorporation of UFJ Holdings.

UFJ will continue to utilize branches effectively, giving full consideration to profitability and effectiveness from the perspective of customer convenience and the promotion of new businesses.

(c) Personnel Expenses

Total personnel expenses in FY2003 were Yen 210.4 billion, which exceeded the reduction target in the Plan by Yen 11.7 billion due to reduction in number of personnel well over the plan. UFJ Trust Bank in October 2003 introduced a personnel management system based on meritocracy, regardless of seniority. (UFJ Bank already adopted the similar system in the 2nd half of FY2001) In addition, UFJ Bank adopted a new retirement annuity plan in April 2004. As future annuities vary according to the floating market rate under this plan, it is therefore expected to contribute to a reduction in personnel expenses.

UFJ Group has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ, and personnel reduction in order to realize integration effects as soon as possible. UFJ will continue to pursue the most effective personnel management system suitable for each division.

UFJ cut employee bonuses by 20% year-on-year in the first half of FY2004. UFJ will further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and will maintain this level until such time that the Company will post net profit and resume dividend payments. This is

approximately equivalent to a 25% reduction compared to that paid when the UFJ Group was first formed.

By these measures, compared with the target set in the Plan, effect of personnel expense reduction is expected to be Yen 54.7 billion in two years from FY 2004 to 2005.(-Yen 34.7 billion in FY2004 and -Yen 20.0 billion in FY2005).

(Personnel Expenses)

	FY 2000	FY2003	Amount Change [%change]
Personnel Expenses (compared to the Plan)	Yen 273.0 billion	Yen 210.4 billion (-Yen 11.7 billion)	-Yen 62.6 billion [-23%]

(d) Compensation, bonus and retirement benefit for directors and statutory auditors

Compensation and bonus for all directors and statutory auditors was Yen 394 million and for full-time directors and auditors average compensation and bonus was Yen 22 million and average retirement benefit was Yen 13 million in FY 2003. All these numbers have met the target. Also, compensation for all directors and statutory auditors has been cut by 30% since July 2004 due to the shortfall of net profit for two consecutive years. From October 2004, because of the projection of significant net loss and the suspension of dividends for common and preferred shares, no compensation will be paid to the current top management, and in an average 50% and more cut for all directors and statutory auditors would be implemented. Consequently, the average compensation per person will be drastically reduced to Yen 14 million, Yen 8 million less than that of FY2003.

No retirement benefits for directors and statutory auditors will be paid in FY2005 and payments will not be resumed until dividends for preferred shares are paid.

Bonus for directors and statutory auditors has already been suspended.

(e) Non-personnel Expenses

Non-personnel expenses in FY 2003 was Yen 326.5 billion. By reduction in indirect cost and fixed cost mainly related to infrastructures, the result exceeded the reduction target by Yen 6.5 billion.

UFJ has pursued maximum overall group efficiency and will continue to seek to do so. Following the net loss in FY2003, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.

In addition, in cooperation with third-party consultants, UFJ will pursue thorough rationalization including more efficient business procedures, conduct more efficient management of branches and head office organization, and will review cost management procedures from a variety of different angles. As a group we strive to reduce costs and seek more efficient management procedures, including those of group companies.

(Non-personnel Expenses)

	FY 2000	FY2003	Amount Change [%change]
Non personnel Expenses (compared to the Plan)	Yen 346.6 billion	Yen 326.5 billion (-Yen 6.5 billion)	-Yen 20.1 billion [-5.8%]

Even though UFJ will pursue maximum overall group efficiency, in the light of strengthening profitability, it will also allocate management resource strategically.

4. Establishment of Managerial Accounting and Measures of its Utilization

To heighten the fairness and objectivity of group management functions, clearly defined management indicators have been established.
Precisely, we set three indicators, "Risk and Cost Adjusted Return, Return on Equity, and Economic Profit", and utilize them to identify the profitability of each business and to establish an appropriate business portfolio.

RACAR: Risk and Cost Adjusted Return
-Maximizing returns compared with risk
This figure represents earnings after adjustments for expenses and credit risk costs. The UFJ Group uses RACAR to maximize returns in relation to risks.

ROE: Return on Equity
-Pursuing the efficient use of capital
The Risk-Adjusted Profit Ratio, which is similar to ROE, is obtained by dividing RACAR by the applicable risk capital. By using this indicator, the UFJ Group strives to conduct business activities efficiently in relation to the amount of risk capital allocated from the holding company.

EP: Economic Profit
-Creating and maximizing corporate value
Economic Profit is the amount of value created from the standpoint of stockholders. This figure is obtained by deducting the cost of capital, which is calculated by multiplying equity and stockholders' expected return, from net income. Using this indicator, the UFJ Group will create and maximize corporate value by conducting business activities in a manner that reflects the cost of capital.

3. Measures for Establishing Responsible Management System

(1) Management Philosophy with Due Consideration for Social & Public Nature of Financial Institution

We manage UFJ Group with full consideration on social and public nature of a financial institution, based on the management philosophy stated below. We will establish a corporate governance system emphasizing on clear separation of governance and management in order to secure fairness and transparency of management and maximize effectiveness of management.

1. Management Philosophy

Based on the management philosophy of being an innovative financial group that has the confidence of society and grows together with customers, we are struggling to accomplish the public and social mission as a financial institution, by providing the most appropriate and valuable services to our customers.

2. Compliance

We believe that enhancing our compliance system and observing the Basic Compliance Policy and Code of Conduct for Employees to realize our management philosophy win us a strong support from customers and high trust of the markets.

[Basic Compliance Policy and Code of Conduct for Employees]

1. At all times, be aware of the social responsibility and the mission of the UFJ Group as a comprehensive financial group. Work to earn the unconditional trust of society by properly conducting business operation.
2. Maintain solid lines of communications with the public, in particular through the consistent and fair disclosure of accurate information regarding operations. The goal is to earn a reputation among the public as an organization with highly transparent management.
3. Strictly observe all laws and regulations, conduct business activities that are sincere, fair and comply with accepted ethical standards of behavior.
4. Contribute to local and global economies and societies by fulfilling the UFJ Group's mission as a responsible corporate citizen that upholds high ethical standards which prevail in the global society.
5. Reject all anti-social influences that are disruptive or pose a threat to society.

3. Internal Audits

The objective of internal audits is to gain the confidence of customers and markets and to maximize the value of the group through the process of verification and evaluation from an independent standpoint. Internal audits are used to verify and evaluate internal control systems, including compliance and risk management, and to confirm that these systems are appropriate and effective. Based on these internal audits, reports and recommendations are submitted to the group management, including managers in charge of corporate governance and senior executives who directly oversee operations.

- UFJ Holdings has prepared an Internal Audits Charter in which the purpose, authority and responsibilities for internal audit activities are defined. UFJ Bank, UFJ Trust Bank, and all other group companies conduct their audit activities in conformity with this charter.

- UFJ Holdings has an Internal Audit Department overseen by an executive officer who does not hold other concurrent office in business departments. This department supervises, monitors and evaluates the internal audit functions of the entire group and performs audits of all departments at UFJ Holdings. The above-mentioned executive officer participates in Audit and Compliance Committees in each bank as a committee member, and UFJ Holdings conducts audits on UFJ Bank and UFJ Trust Bank when necessary.

- Internal Audit Departments at the UFJ Group are constantly working to achieve further improvements in the quality of their internal auditing activities by conducting appropriate risk assessments. Specifically, efforts are made to conduct audits having a cycle and depth that reflect the nature and degree of risk at each audited section, as well as to conduct more efficient and effective audits by improving auditing methods and programs. Efforts are also made to increase the sophistication of internal audit activities, such as by introducing a system for off-site monitoring and the introduction of upgraded audit methods and audit programs.

(2) Business Decision-Making Process & System of Mutual Checks and Balances

We will establish a corporate governance system emphasizing on clear separation of governance and management in order to secure fairness and transparency of management and maximize effectiveness of management.

1. Board of Directors and directors

- As an organization in charge of decision-making and governance, the Board of Directors of UFJ Holdings refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the group's value by monitoring and evaluating their

performance, making appointments and setting remuneration.

- The Board of Directors has seven members, three of whom are external members in order to reinforce its governance and to improve transparency of management. The four other board members are President of UFJ Holdings, an executive officer of UFJ Holdings, President of UFJ Bank, and President of UFJ Trust Bank. Presidents of UFJ Bank and UFJ Trust Bank serve as directors of UFJ Holdings to clarify the responsibility of top management of main subsidiaries, to the shareholders of UFJ Holdings.

<Nomination Committee>

As a sub-committee of the Board of Directors, the Nomination Committee, which is entirely made up of external directors, ensures that the systems and decision-making processes for appointing directors, corporate auditors and executive officers of UFJ Holdings and directors and corporate auditors of UFJ Banks and UFJ Trust Bank are fair and transparent.

<Compensation Committee>

As a sub-committee of the Board of Directors, the Compensation Committee, which is entirely made up of external directors, ensures that the systems and decision-making processes for evaluating the performance of President of UFJ Holdings and determining the compensation for him are fair and transparent.

<Audit and Compliance Committee>

From the standpoint of assisting the business supervision function of the Board of Directors, the Audit and Compliance Committee is established, which is made up of external directors and a highly trained professional (an attorney) from outside the group. The Committee monitors the internal management status and important matters on legal compliance. Reports shall be made to the Board of Directors with its opinion attached, regarding problems and violations that have a significant impact on business.

<Executive Officers>

To strengthen the execution of business activities, UFJ Holdings has adopted the executive officer system. Executive officers are entrusted execution of business by the Board of Directors and execute business operations under the direction of the President and CEO.

<Group Management Committee>

- The Group Management Committee is established to assist the President and CEO.

- The Committee comprises the President and CEO of UFJ Holdings and executive officers in charge of group planning, risk management and compliance and executive officers, Presidents of UFJ Bank and UFJ Trust bank may participate when necessary.
- The Committee receives reports on important matters from subsidiaries, which may be also reported to the Board of Directors, and the Committee may participate in the decision-making process of subsidiaries.

<Board of Corporate Auditors>

The Board of Corporate Auditors of UFJ Holdings shall comprise five members, including two members from outside the group.

UFJ Holdings formulates group strategies and performs group management functions.
It has following departments to achieve its goals: Group Planning Department, Public Relations Department, Risk Management Department, Compliance Department, General Affairs Department, Secretariat, and Internal Audit Department.

(3) Clarification of Responsibilities of the Management

The previous top management, namely, the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank, has already resigned based on the fact that we posted a net loss and suspended dividend payment to common shareholders for fiscal 2003 and we could not achieve the target stated in the follow-up rule of the capital injected bank (so-called "30% rule"). We also have applied rigid disciplinary punishments on executive officers in charge. We have renewed the management and will carry out the management reform under the new management.
As the net profits of UFJ Group were far below targets outlined in Financial Revitalization Plan in two consecutive years, the compensation for all directors and statutory auditors has been cut by 30% since July 2004.
As it is also expected that UFJ Holdings, UFJ Bank and the UFJ Trust Bank post losses in FY2004, with no dividend being expected for either ordinary shares, preferred shares or securities, including public funds, we further cut compensation, paying no compensation for the current top management, namely, the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank. Consequently, We decided to cut more than 50% per annum of compensation for all directors and statutory auditors at least for the second half of FY 2004 and the first half of FY 2005. This level of compensation will be kept till we post a net profit and resume dividends.
No retirement benefits for directors and statutory auditors will be paid as long as dividends for preferred shares are suspended. Even after dividends for preferred shares are resumed, we deliberate the responsibilities of the retiring directors and statutory auditors when they are in office. Bonus has already been suspended for directors and statutory auditors.

(4) Clarification of Responsibilities of Each Executive Officer

<UFJ Holdings>

UFJ Holdings emphasizes on clear separation of governance and management. It has adopted the executive officer system to strengthen the execution of business activities, as the President being Chief Executive Officer. Each executive officer in charge of the Plan to Revitalize Management shall be well versed in the operation in charge, administrating and directing each division under his management to demonstrate its full function. He also makes fully deliberate and conservative judgments based on the environment surrounding our management and change of management plans. Separation of governance and execution of business is clarified in the process of establishment of governance systems.

<UFJ Bank>

As an organization in charge of decision-making and governance, the Board of Directors of UFJ Bank refine and reach decisions on proposals regarding management policies and strategies prepared by the President and other executive officers. The Board of Directors also motivates these executives to maximize the corporate value by monitoring and evaluating their performance, through appointments and remuneration by the holding company.

In the Board of Directors, the President and CEO of UFJ Holdings serves as the Chairman and a non-executive director, and the Executive Officer in charge of the Group Planning Department of UFJ Holdings serves as a director, supervising execution of business by the management of UFJ Bank. Rest of the Board members comprises executive directors including the President of UFJ Bank. Governance and execution is thus clearly separated.

<UFJ Trust Bank>

As an organization in charge of decision-making and governance, the Board of Directors of UFJ Trust Bank refine and reach decisions on proposals regarding management policies and strategies prepared by the President and other executive officers. The Board of Directors also motivates these executives to maximize the corporate value by monitoring and evaluating their performance, through appointments and remuneration by the holding company.

In the Board of Directors, a Senior Executive Officer and Director of UFJ Holdings serves as a non-executive director, supervising execution of business by the management of UFJ Trust Bank. Rest of the Board members comprises executive directors including the President of UFJ Trust Bank. Governance and execution is thus clearly separated.

(5) Firm management stance

The demonstration of business management ability shown through board meetings, and the reconstruction and the maintenance of UFJ's corporate governance structure are top management issues for UFJ.

The management of UFJ Holdings, UFJ Bank and UFJ Trust Bank believes it necessary to improve the business management and supervision by proactive involvement in the Group's internal management system. It is also necessary to clarify missions of Head Office departments, so that a system of mutual supervision operates efficiently. Through this, UFJ aspires to achieve sound bank management and will demonstrate a determined management stance aimed at restoring the confidence of shareholders and depositors.

(6) Profitability improvement in response to Business Improvement Order

- UFJ Holdings, UFJ Bank, and UFJ Trust Bank will strengthen corporate governance in order to enhance profitability, based on the fact that we could not achieve the target required in the so-called "30% rule" for two consecutive years and no dividend will be paid for either ordinary shares, preferred shares or securities for the fiscal year ending March 2005.
- We will increase profitability through enforced control and monitoring by newly adding several external experts.
- Especially, in response to administrative actions, we will strengthen our corporate governance and internal control systems over UFJ Bank by UFJ Holdings through appointing the President and CEO of UFJ Holdings as the Chairman and a non-executive director of UFJ Bank.
- We will also strengthen our corporate governance and internal control systems over UFJ Trust Bank by UFJ Holdings.
- Earnings and risks of each business line continues to be reported to the management at a monthly meeting of executive officers and general managers at UFJ Bank and UFJ Trust Bank.

< Establishment of "Follow-Up Meeting for the Plan to Revitalize Management" >

In order to achieve the Plan, and in conjunction with the advice of newly-appointed outside experts, we will strengthen corporate governance through various management processes, aiming to improve profitability by enhancing lending to small- and medium-sized enterprises, accelerating restructuring measures and promoting initiatives for the non-performing loan problem, etc.

< Establishment of "Advisory Meeting">

We will set up a meeting where external directors, external auditors and above mentioned external experts may discuss proposals and provide UFJ management with advices.

<Strengthening corporate governance >

(Strengthening the function of the board of directors)

- UFJ will increase the frequency of the regular board meeting from 10 times a year to once a month
- UFJ will increase the frequency of the performance reports on such issues as profitability or SME lendings from quarterly to monthly

(Strengthening management supervision by external directors)

- Executive office supporting external directors will strengthen cooperation and coordination among the holding company and subsidiaries by communicating discussions at board meetings.
- UFJ will set up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

Corporate Governance Framework of the UFJ Group


UFJHD
Corporate Governance/Execution
Board of Directors
Advisory Meeting (once per semiannual period) I, II
Follow-up Meeting for the Plan to Revitalize Management (Monthly) II
Meeting of Group Management (Monthly) II
UFJ Bank
Corporate Governance/Execution
Board of Directors I
Audit and Compliance Committee I
Meeting of Executive Officers and General Managers (Monthly) II
Credit Risk Management Committee I
Disciplinary Committee I
UFJ Trust
Corporate Governance/Execution
Board of Directors
Meeting of Executive Officers and General Managers (Monthly) II

* I are organizations to be established or reorganized to review from the third party professionals regarding compliance or risk management

* II are organization to be established or reorganized to review from the third party professionals regarding improving profitability

(7) Voluntary and Proactive Disclosure

We pursue strong support from customers and high confidence from markets, with the management

philosophy of being an innovative financial group that has the confidence of society and grows together with customers. We recognize that it is one of the most important responsibilities of the management to provide valuable information in a accurate and timely manner to shareholders, investors, depositors, and customers.

Based on that recognition, we have carried out various actions as stated below. To strengthen internal control over disclosure, in July 2004, we prepared a policy on disclosure and established the Group Disclosure Committee. We continue to improve contents and ways of disclosure.

1. Improvement of disclosure methods

- Provision of information relating to financial positions and business strategies through disclosure booklet, annual report, and mini disclosure booklet.
- Timely provision of information through news releases on the web.
- Top management will take various opportunities, such as information meetings and investor relations meetings to explain financial positions and business strategies.

2. Expansion of disclosure

- Enhancing management transparency through a voluntary expansion of disclosure, in addition to legally required disclosure items
- More detailed analysis of business portfolio, particularly from the perspective of business management, such as, by business line and customer segment.
- Explanations regarding strategy, operations, and earnings trends for major consolidated subsidiaries.

4. Measures to Avoid Outflows of Profits through Dividends

(1) Basic Philosophy

We will increase internal reserve by further strengthening profitability through promotion of group business strategy and pursuit of effective group management, aiming to be an innovative financial group providing comprehensive financial services to retail and medium-sized corporate customers, while tackling problem loan issues aggressively.

(2) Principles Regarding Dividends and Directors' Total Remuneration

Regarding dividend, from the standpoint of the public nature of a bank and the maintenance of sound management, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves, with due consideration for enhancement of shareholders' value in the long run.
We suspended dividend on common shares in FY2003 due to a net loss.
For the first half of FY2004, UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust Bank shares it holds, due to significant net losses at these subsidiaries. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Through aggressive measures to improve profitability in FY2005, we shall make every effort to resume dividend payments on preferred shares as soon as possible. We will decide dividend on common shares after careful consideration on group profit and internal reserve.

Regarding directors' total remuneration, we plan further cut in addition to the reduction already made for all directors and statutory auditors of UFJ Holdings, UFJ Bank, and UFJ Trust Bank. Bonuses have been suspended for directors and statutory auditors.

For details, please refer to "3.(3) Clarification of Responsibilities of the Management".

5. Measures for Smooth Extension of Loans & Other Forms of Credit

We position retail and small- to medium-sized corporate customers as our core customers and continue to respond financial needs of small- to medium-sized corporate customers aggressively. Especially, we strive to increase exposures to small- to medium-sized corporations and to achieve the balance target of the year by promoting various measures such as introduction of new loans catered for small-sized corporations, increase of staff members and offices for medium-sized corporations, and thorough reform of credit assessment.
Outline of actual measures for FY 2004 is set forth below.

(1) Reinforcement of group-wide control
(2) Efforts to promote business with small-sized corporations
(3) Efforts to gain new customers
(4) Promotion of various products
    1. CLO for medium- and small-sized corporations
    2. Privately placed bond
    3. Setting up various kinds of funds
    4. Loans with guarantee form Credit Guarantee Corporations
    5. Provision of trust functions
    6. Asset-backed finance
    7. Syndicated loans
    8. Loans for apartments
    9. Reform of credit assessment
(5) Support to growing enterprises

6. Measures to Secure Financial Resources to Allow Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans, Using Profits

(1) Policy on Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans

We will strive to secure adequate internal reserves from profits, and plan to secure profits distributable as dividends appropriate for cancellations as soon as possible.
While aiming to reinforce our capital by accumulating profit through enhanced earnings, we will try to maintain enough capital ratio and Tier I ratio even excluding public funds.

(2) Change of Earning Surplus

We will surely accumulate earning surplus through yearly net profits from FY2005, by solving the problem loan issue in FY2004. Moreover, we plan management integration with Mitsubishi Tokyo Financial Group (MTFG) in October 2005. In consideration of additional profitability of MTFG, the new group after integration will be able to accumulate enough earning surplus for repayment of public funds.

After the management integration with MTFG, we aim at further accumulation of earning surplus and further increase of corporate value through improved profitability. We plan to disclose the concrete plan to accumulate earning surplus after integration in the new Plan to Revitalize Management to be revised in the course of integration.

(Yen bil.)

	FY2005 Plan	FY2006 Plan
Net profit after tax (Total of UFJ Bank and UFJ Trust Bank) *	(823.3)	305.8

Earning Surplus	Holding Company	-	14.4
	Total of UFJ Bank and UFJ Trust Bank *	-	226.0
	Grand Total	-	240.4

* Includes UFJ Strategic Partner, UFJ Equity Investments, and UFJ Trust Equity

(Reference) Net profit forecast of MTFG

(Yen bil.)

	FY2005 Plan
Net profit after tax (Total of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation)	275.0

Balance of earning surplus as of end Mar.04 is Yen 1,080.2 bil.

(Total of Holding company, Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation)

(3) Outlook in Earnings

(Please refer to Table 11)

7. Measures to Secure Sound Financial Condition, Healthy and Appropriate Business Operations

(1) Status of Risk Management

1. Risk management philosophy

UFJ Group pursues to maximize corporate value as a purveyor of a broad range of financial services. To improve soundness and effectiveness of management while controlling risks appropriately in the process of conducting its business activities, we consider it is important to identify and control various risks appropriately based on a consistent philosophy. With this idea, we make efforts to improve group risk control systems to conduct risk control activities.

2. Status of risk management structure

a. Risk management at the group

- Development and maintenance of risk management structure in each company and as a group have aimed at realization of risk management structure suitable for scale and nature of risks of each company, based on the idea that individual risk management activity at each company is vitally important.

- Risk management structure should be developed and maintained from the viewpoint of organizational structures, rules and policies, policies. We have developed the risk management structure through implementation of group risk management process.

b. Risk management at UFJ Holdings

- In UFJ Holdings, reports and suggestions are submitted to the management through Group Risk Management Committee which discusses risk management issues thoroughly by monitoring and analyzing risks form various angles. The Committee invites participants from major subsidiaries in order to realize effective group risk management.

- UFJ Holdings has supported major subsidiaries to refine their risk management systems through guidance and advice, and by sharing important issues to be recognized to build risk management systems in each company.

c. Risk management at major subsidiaries

- Major subsidiaries have practiced risk management suitable for each company's business nature,

based on the uniform policy of the group.

- Subsidiaries periodically report to UFJ Holdings on their risks and progress in development and improvement of their risk management systems.

3. Thorough reinforcement of credit risk management

Sweeping initiatives are being taken to strengthen the credit risk management framework, recognizing that we have to show our strong commitment to restore the confidence of our shareholders and depositors by realizing sound bank management through restructuring of credit risk management framework.

<UFJ Holdings>

- Establishment of check and balance system regarding credit risk management

  UFJ Holdings will conduct monitoring and appropriate guidance on its subsidiary banks more than before to ensure check and balance systems in subsidiaries.

- Initiatives to strengthen monitoring and verification

  The Risk Management Department of UFJ Holdings will strictly verify whether decision-making is made under check and balance scheme and corporate governance is properly functioning in subsidiary banks.

- Reinforcement of corporate governance to conduct appropriate guidance

  Important issues such as change of exposure to large borrowers and progress of restructuring plans are reported directly by subsidiary banks to the Board of Directors of UFJ Holdings.

<UFJ Bank>

- Reinforcement of role of the Board of Directors

  - Greater involvement of the Board of Directors in discussions on large troubled borrowers
  - Greater involvement of the Board of Directors in discussions on charge-off and reserves

- Reinforcement of Head Office Function

  - Establishment of Credit Risk Management Committee

    Credit Risk Management Committee is newly established comprising of external experts such as certified public accountants, attorneys at law and consultants, who have expertise in banking, in order to improve judgment at the Board of Directors and

secure transparency and objectivity.

- Establishment of Financial Accounting Department
- Precise credit ratings and self-assessment
- Independence of audit section with functions strengthened

  Audit and Compliance Committee will be chaired by a newly invited external director and its functions will be strengthened.

<UFJ Trust Bank>

- Reinforcement of role of the Board of Directors
  - ➢ Greater involvement of the Board of Directors in discussions on large troubled borrowers
- Reinforcement of Head Office Function
  - ➢ Improvement on assignment of credit ratings, self-assessment and disclosure
  - ➢ Change of responsible department for charge-off and reserves on credit risk
  - ➢ Establishment of Compliance Department.

(2) Status of Decision-Making Authority Relating to Asset Management

At the holding company, we set "Credit Risk Management Policy" which is a common framework for credit risk management across the group and "Credit Risk Management Plan" which is a concrete plan revised annually.
Also, for appropriate lending operations, we perform credit risk management on a group basis, including aggregate exposure control for common large borrowers in UFJ Bank and UFJ Trust Bank.
At UFJ Bank and UFJ Trust Bank, lending operations are conducted based on the rules and policies set by the holding company, and decisions on each specific cases are made in accordance with the credit administration rules of each bank.

(3) Asset Quality

1. Situation of problem loans under the Financial Reconstruction Law

(Please refer to Table 13)

2. Situation of risk monitored loans

(Please refer to Table 14)

(4) Charge Off and Reserving Policy

1. Voluntary & proactive charge off and reserving policy considering stock subscription by public fund

<Basic policy>

At UFJ Bank and UFJ Trust Bank, We institute a rigorous 'self assessment standard' and 'charge off and reserving policy' unified for the two banks in accordance with the related laws, and apply them in preparing our financial statements.

The 'self assessment standard' is established in accordance with the 'Financial Inspection Manual' (July 1999) and the 'Inspection of In-House Systems Relating to Self Assessment of Asset for Financial Institutions, and Practical Guidelines Relating to the Audit of Write Offs and Provisions' (issued by Japan Association of Certified Public Accountants in April 1999) (hereafter the 'Practical Guidelines').

The 'charge off and reserving standard' is instituted in accordance with the Commercial Code, corporate accounting principles, 'Practical Guidelines' and the 'Financial Inspection Manual'.

Further, the self-assessment, charge offs and setting aside of reserves, as a general rule, cover all assets.

The assessment of assets based on the uniform 'self assessment standard' is implemented, and based on the results of that assessment, appropriate accounting treatment is effected in accordance with the 'charge off and reserving standard'.

At UFJ Bank, when material changes are made on 'self assessment standard' and 'charge off and reserving policy', discussion in advance are required at the Credit Risk Management Committee comprising of only external experts such as certified public accountants and attorneys at law, securing objectivity and transparency by effectively introducing and utilizing external support.

<Charge off & reserving system>

In order to ensure objectivity in charge offs and setting aside of reserves, and to smooth procedures, we institute a 'self assessment manual' and a 'charge off and reserving manual', and at the same time make appropriate reports to top management about the results of the self assessment and the results of charge offs and setting aside of reserves.

Regarding the series of procedures relating to the self-assessment, and, to charge offs and reserves, as well as the results thereof, the credit review division conducts the internal reviews, and an auditing company conducts external audits.

<Outline of charge off & reserve policy>

[Claims against normal borrowers]
General reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against special mention borrowers (excluding sub-standard borrowers)]
For large borrowers with exposure of more than Yen 10 bil. and upgraded from sub-standard or below, general reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, general reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against sub-standard borrowers]
For large borrowers with exposure of more than Yen 10 bil., general reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, general reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against doubtful borrowers]
For large borrowers with exposure of more than Yen 10 bil., when the cash flows relating to repayment of principal and payment of interest is reasonably estimated, specific reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, specific reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against bankrupt and quasi-bankrupt borrowers]
The outstanding amount, after subtracting the possible disposal amount of collateral and the possible recovery amount from guarantees from the loan amount, shall be directly written off or stated under the 'specific loan loss reserve'.

2. Plan of final disposal through sales and collection

We set the Accelerated Business Reform Plan in December 2002, and the Corporate Advisory Group of UFJ Bank took the lead to deal with those problem loans, with problem loans representing the most urgent issue of the UFJ Group. In addition to the huge reserves associated with large troubled borrowers in FY2003, we took the intensive actions as follows to secure the completion of restoration of sound asset quality.

- Corporate Restructuring Department is newly established at UFJ Bank, to deal with specific large borrowers. We implement thorough restructuring plans as soon as possible for those specific borrowers by committing human resources and know-how intensively.

- Credit Administration Department V exclusively takes care of medium-sized problem borrowers, which makes it possible to accelerate the final disposal.

3. Policy on debt forgiveness

Because debt forgiveness entails the cancellation of claims to the borrower without compensation, resulting in the group having to bear the burden as its losses, we exercise extreme caution in considering each case.
When support is extended through debt forgiveness, the following points will be considered, taking into account the 'basic policy on the operations of the Financial Reconstruction Commission' issued by the Financial Reconstruction Commission on January 20, 1999, the 'basic viewpoint on capital injection for financial institutions that apply' promulgated on March 12, 1999, and the 'Guideline for Multi-Creditor Out-of-Court Workouts' announced by the Study Group for the Guideline for Multi-Creditor Out-of-Court Workouts on September 19, 2001.

- Remaining loan amount will become definitely recoverable, through an improvement in the business condition of the borrower as a result of debt forgiveness.
- Granting the debt forgiveness makes economic sense, as compared with not granting the debt forgiveness.
- The responsibility of the top management of the borrower is clarified.
- Social impact could be caused by the bankrupt of the borrower is considered.

In granting debt forgiveness, we will carefully consider the above, and will then make a decision accordingly.

(5) Net Unrealized Gains (Losses)

Unrealized gain and loss as of March 31, 2004 on available-for-sale securities with market value is shown in the Table 18.

We continue to minimize the risk related to stocks by reducing the stocks held while paying full consideration on the impact on the market, from the view point of reduction of the risk associated with price fluctuation and effective asset management.

(6) Trends in Derivatives Transactions

Contract amount, notional amount and credit risk exposure equivalent amount are shown in Table 19.

Composition by credit ratings is shown in Table 20.

(7) Securing Sound Financial Conditions of Subsidiary by Way of Subordinated Debts and Loans

UFJ Holdings may procure funds by way of subordinated debts or loans in order to enhance capital of the group. The proceeds will be used for subscription of the bonds issued by subsidiaries or for loans to subsidiaries.

(Outstanding of subordinated debts of UFJ Holdings)

(Yen bil.)

	FY2003 Result	FY2004 Plan	FY2005 Plan
Outstanding of subordinated debts	100	-	-

UFJ Holdings currently subscribes Yen 100 bil. of the subordinated debt of UFJ Bank.

UFJ Holdings

(Supplementary Data)

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004 subject to receiving approval from the relevant authorities as stipulated by law. The integration is targeted for completion by October 1, 2005.

UFJ Group is now still at an early stage of merger preparation and synergies and cost reductions have yet to be discussed in the course of merger discussion going forward. Since we cannot incorporate merger effect into our plans at this moment of time, we have formulated plans for the period before the management integration. (for FY 2004 and 2005)

After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Total assets	4,111.2	2,801.9	1,294.0
Loans and bills discounted	0.0	0.0	0.0
Securities	4,106.9	2,796.0	1,287.1
Total liabilities	157.4	366.0	366.0
Total stockholders' equity	3,953.4	918.7	933.0
Capital stock	1,000.0	1,000.0	916.3
Capital surplus	1,882.9	1,882.9	0.0
Other capital surplus	1,001.7	1,001.7	0.0
Legal surplus	0.0	0.0	0.0
Retained earnings	66.4	(2,970.8)	14.4
Treasury stock	(0.8)	(0.8)	(0.8)

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Ordinary profit	16.5	(1.6)	14.4
Dividends received	15.5	2.3	18.0
Operating expenses	2.3	2.3	2.3
Personnel expenses	0.8	0.8	0.8
Non-personnel expenses	1.4	1.4	1.4
Extraordinary profits	0.0	0.0	0.0
Extraordinary loss	8.4	3,020.0	0.0
Income before income taxes	8.1	(3,021.6)	14.4
Provision for income taxes	0.9	0.0	0.0
Income taxes (deferred)	(3.4)	2.8	0.0
Net Income	10.6	(3,024.4)	14.4

3. Dividends

(Billions of Yen; Yen; %)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Profit distributable as dividends	1,067.3	0.0	12.3
Cash dividends	12.8	0.0	11.6
Dividend for common stock	0.0	0.0	-
Dividend for preferred shares (public fund portion)	11.1	0.0	11.1
Dividend for preferred shares (portion other than public funds)	1.6	0.0	0.5
Dividend per common stock	0	0	-
Dividend per class I preferred share	37,500	0	37,500
Dividend per class II preferred share	15,900	0	15,900
Dividend per class III preferred share *(Note 1)*	68,750	0	-
Dividend per class IV preferred share	18,600	0	18,600
Dividend per class V preferred share	19,400	0	19,400
Dividend per class VI preferred share	5,300	0	5,300
Dividend per class VII preferred share	11,500	0	11,500
Dividend rate per preferred share (public fund portion)	0.80%	-	0.80%
Dividend rate per preferred share (portion other than public funds)	2.22%	-	1.23%
Dividend payout ratio	240.34%	-	81.43%

4. Management Indicators

(%)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Return on equity (net income / stockholders' equity*)	0.27%	(124.15)%	1.55%
Return on assets (net income / total assets*)	0.26%	(107.94)%	1.11%

* *Average Balance*

Note 1: to be coverted to common stock on October 1, 2004

Table 1-2 Financial Projection Summary

(Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Total assets	82,057.6	72,989.0	72,520.5
Loans and bills discounted	39,740.6	39,675.0	39,466.0
Securities	21,462.0	21,295.0	22,060.0
Trading assets	2,246.2	2,344.5	2,343.5
Deferred tax assets (at the end of period)	1,369.6	1,176.3	1,012.3
Total liabilities	79,804.1	79,651.5	78,057.0
Deposits (including NCDs)	55,419.7	54,998.0	54,436.0
Bonds	0.0	0.0	0.0
Trading liabilities	1,572.0	1,600.9	1,600.9
Deferred tax liabilities (at the end of period)	0.0	0.0	0.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	69.2	69.3	69.3
Total stockholders' equity (at the end of period)	1,961.1	1,787.7	2,095.9
Capital stock	1,124.1	1,474.1	1,474.1
Capital surplus	863.8	881.9	99.5
Other capital surplus	0.0	0.0	0.0
Legal surplus	23.7	24.1	24.1
Retained earnings	(298.4)	(782.5)	308.7
Revaluation reserve for land, net of taxes	99.5	99.2	99.2
Net unrealized gains (loss) on available-for-sale securities, net of taxe	148.3	108.8	108.8
Treasury stock	0.0	0.0	0.0

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Gross operating profit (after write-off of trust account)	1,337.3	1,283.0	1,343.1
Trust fees (after write-off)	49.6	53.0	59.2
Jointly operated designated money trust account	17.7	13.0	12.4
Credit costs (trust account)	16.9	11.5	3.6
Interest income	974.9	955.6	1,045.0
Interest expenses	201.8	201.9	233.7
Fees and commissions	219.4	244.3	272.4
Trading revenue	146.6	121.5	120.3
Other operating income	148.4	110.2	79.7
Bonds related income	121.3	48.0	14.6
Business profit before net transfer to general reserve	789.4	745.2	787.7
Business profit	430.3	874.1	858.2
Less: Net transfer to general reserve	342.2	(140.4)	(74.1)
Operating expenses	564.8	549.3	559.0
Personnel expenses	209.5	180.1	191.3
Non-personnel expenses	327.4	338.9	337.3
Credit costs (banking account)	931.5	1,262.5	333.7
Gains (losses) on stocks and other equity securities	288.5	(187.0)	0.0
Revaluation losses	8.2	317.0	0.0
Ordinary profit	(342.1)	(596.2)	483.7
Extraordinary profit	125.8	0.0	0.0
Extraordinary loss	56.7	23.7	11.0
Provision for income taxes	(0.7)	0.0	0.0
Income taxes (deferred)	34.7	193.3	164.0
Net income	(307.1)	(813.1)	308.7

3. Dividends

(Billions of Yen; Yen; %)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Profit distributable as dividends	17.7	0.0	257.3
Cash dividends	2.3	0.0	73.5
Dividend for common stock	0.0	0.0	12.8
Dividend for preferred shares (public fund portion)	2.3	0.0	11.2
Dividend for preferred shares (portion other than public funds)	0.0	0.0	49.5
Dividend per common stock	0.00	0.00	2.50
Dividend rate per preferred share (public fund portion)	1.15	0.00	0.80
Dividend rate per preferred share (portion other than public funds)	0.00	0.00	6.68
Dividend payout ratio	0.00	0.00	23.82

4. Management Indicators (%)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Yield on interest -earning assets (A)	1.48	1.49	1.62
Loans and bills discounted (B)	1.77	1.75	1.92
Securities	0.96	1.01	1.11
Yield on interest-bearing liabilities (C)	1.01	1.01	1.10
Deposits and others (including NCDs) (D)	0.11	0.12	0.18
Expense ratio (E)	0.88	0.87	0.91
Personnel expense ratio	0.32	0.28	0.31
Non-personnel expense ratio	0.51	0.54	0.56
Profit margin of funds (A) - (C)	0.46	0.48	0.52
Profit margin between loans and deposits (B) - (D) - (E)	0.77	0.76	0.82
Non interest income ratio *(Note 1)*	34.97	35.74	35.79
OHR	41.70	42.43	41.51
ROE *(Note 2)*	39.14	39.76	40.57
ROA *(Note 3)*	1.00	1.02	1.09

Notes:

1 *Non interest income ratio = (Trust fees + fees and commissions + trading revenue) / (Gross operating profit - other operating income)*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

3 *Business profit before net tranfer to general reserve / (total assets - customers' liabilities for acceptances and guarantees)<average balance>*

(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))

Income Summary and Management Indicator (Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Business profit before net transfer to general reserve and before write-off of trust account	794.6	745.4	787.8
Credit related expenses *(Note 1)*	1,391.2	1,129.6	265.7
Gains & losses on stocks and other equity securities	329.9	(200.7)	0.0
Revaluation losses	8.2	263.0	0.0
Ordinary profit	(424.7)	(606.4)	480.8
Net income	(372.3)	(823.3)	305.8

(%)

ROE *(Note 2)*	40.22	39.77	40.57

Notes:

1 *Credit related expenses = Net transfer to reserve for possible loan losses + Creidt costs + Loans written-off in trust account*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

Table 1-3 Earning Trends and Target of Trust Related Business

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Gross operating profit (A)	83.6	100.3	111.5
Corporate agency	29.3	34.8	34.8
Real estate	12.1	16.3	19.4
Asset Securitization	5.4	8.3	8.8
Pensions & Securities related	24.0	26.0	31.1
Private client service	10.4	12.2	15.6
Operating expenses to (A) (B)	50.2	49.1	49.5
Personnel expenses	21.5	19.3	20.0
Non-personnel expenses	27.3	28.0	27.5
(A) - (B)	33.4	51.2	62.0

Table 1-4 Trend of Earnings (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of Yen)

	Fiscal Year 3/2003 Actual	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast
Total assets	80,207.4	82,134.4	
Loans and bills discounted	44,178.6	42,462.6	
Securities	18,132.8	22,025.9	
Trading assets	3,045.0	2,792.9	
Deferred tax assets	1,522.6	1,413.7	
Total liabilities	77,499.7	79,643.9	
Deposits (including NCDs)	56,078.3	58,490.1	
Bonds	-	-	
Trading liabilities	1,965.3	2,167.5	
Deferred tax liabilities	0.3	17.9	
Deferred tax liabilities related to revaluation reserve for land	82.7	76.9	
Minority interests	843.3	825.4	
Total stockholders' equity	1,864.3	1,665.0	
Capital stock	1,000.0	1,000.0	
Capital surplus	1,233.7	1,233.7	
Retained earnings	(359.3)	(760.5)	
Revaluation reserve for land, net of taxes	121.7	112.9	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(65.7)	172.6	
Foreign currency translation adjustments	(64.1)	(91.4)	
Treasury stock	(1.9)	(2.2)	

2. Income Statements (Billions of Yen)

	Fiscal Year 3/ 2003 Actual	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast
Total income	2,400.5	2,566.6	2,300.0
Interest income	1,156.9	1,027.5	
Trust fees	58.4	49.4	
Fees and commissions income	361.0	454.7	
Trading revenue	140.6	188.0	
Other operating income	549.5	492.5	
Other income	133.9	354.4	
Total expenses	3,069.9	2,964.3	2,700.0
Interest expenses	288.5	202.5	
Fees and commissions expenses	68.5	66.9	
Trading expenses	0.4	-	
Other operating expenses	314.4	334.4	
General and administrative expenses	775.1	773.0	
Other expenses	1,622.8	1,587.4	
Loans written-off	274.0	426.3	
Net transfer to loan loss reserves	401.7	838.3	
Net transfer to general reserve	242.4	280.0	
Net transfer to specific reserve	160.4	559.6	
Ordinary profit	(669.3)	(397.6)	(400.0)
Extraordinary profit	120.0	123.2	
Extraordinary losses	69.6	57.3	
Income before income taxes and minority interests	(618.9)	(331.7)	
Provision for income taxes	7.6	14.1	
Income taxes (deferred)	(37.9)	36.9	
Minority interests in net income	20.2	20.0	
Net income	(608.9)	(402.8)	(670.0)

Table 2 BIS Capital Ratio

(UFJ Holdings consolidated) (Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast	Fiscal Year 3/2006 Forecast
Capital stock	1,000.0	1,000.0	913.8
Preferred shares (non-cumulative) *(Note 1)*	-	-	-
Capital surplus	1,233.7	1,233.7	(649.2)
Retained earnings	(774.9)	(1,459.0)	804.2
Minority shareholders' interest of consolidated subsidiaries	821.4	1,517.9	1,517.9
Preferred securities	616.1	614.6	614.6
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	-	-
Treasury stocks	(2.2)	(2.1)	(2.1)
Foreign currency transaction adjustments	(91.4)	(94.0)	(94.0)
Goodwill	(2.0)	(1.9)	(1.9)
Consolidation adjustments account	(9.2)	(7.7)	(7.7)
Others	-	-	-
Total of Tier I	2,175.2	2,186.9	2,481.0
(deferred tax amount)	*(1,395.7)*	*(1,187.3)*	*(1,023.3)*
Unrealized profits on available-for-sale securities after 55% discount	137.2	125.7	125.7
Excess of Land Revaluation after 55% discount	85.4	85.4	85.4
General reserve for credit losses	577.3	577.9	576.4
Perpetual subordinated bonds and loans	311.9	212.0	161.1
Others	-	-	-
Total of Upper Tier II	1,112.0	1,001.0	948.6
Subordinated bonds and loans with fixed maturity	1,359.8	1,223.0	1,066.1
Others	-	-	-
Total of Lower Tier II	1,359.8	1,223.0	1,066.1
Total of Tier II	2,471.8	2,224.0	2,014.7
Amount included in total capital	2,175.2	2,094.4	2,014.7
Tier III	-	-	-
Deduction	(81.9)	(72.7)	(72.7)
Total capital	4,268.6	4,208.7	4,423.0

(Billions of Yen)

Risk-weighted assets	46,185.9	46,228.2	46,108.2
Balance sheet items	42,952.2	42,994.6	42,874.6
Off balance sheet items	2,310.6	2,310.6	2,310.6
Others *(Note 2)*	923.0	923.0	923.0

(%)

BIS risk adjusted capital ratio	9.24	9.10	9.59
Tier I ratio	4.70	4.73	5.38

Notes:

1. *Unavailable since the company's capital stock cannot be subdivided into each class*
2. *Market risk equivalent amount divided by 8%*

Table 5 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan
Retail Banking (UFJ Bank)	70.6	70.9
Gross operating profit	288.5	284.0
G&A expenses	(217.9)	(213.1)
Corporate Banking (UFJ Bank)	309.6	341.0
Gross operating profit	512.9	543.9
G&A expenses	(203.2)	(202.9)
Global Banking & Trading (UFJ Bank)	143.9	122.6
Gross operating profit	192.1	171.7
G&A expenses	(48.2)	(49.1)
UFJ Trust Bank	86.1	84.0
Gross operating profit	163.4	160.5
G&A expenses	(77.3)	(76.5)
Other divisions	179.2	126.7
Total business profit (gyomu jun-eki)	789.4	745.2

(Consolidated)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan
Retail Banking (UFJ Bank)	94.9	83.0
Gross operating profit	398.1	430.2
G&A expenses	(303.2)	(347.2)
Corporate Banking (UFJ Bank)	315.5	348.8
Gross operating profit	528.6	563.8
G&A expenses	(213.2)	(215.0)
Global Banking & Trading (UFJ Bank)	142.0	126.6
Gross operating profit	206.8	192.3
G&A expenses	(64.8)	(65.7)
UFJ Trust Bank	87.9	85.4
Gross operating profit	168.9	165.4
G&A expenses	(81.0)	(80.0)
Asset Management Group	0.3	2.0
Gross operating profit	8.8	10.8
G&A expenses	(8.5)	(8.8)
Securities & Investment Banking Group	15.7	20.2
Gross operating profit	59.5	68.1
G&A expenses	(43.8)	(47.9)
Other divisions	184.9	129.5
Total business profit (gyomu jun-eki)	841.2	795.5

Note: Figures are taken from core business units for managerial purpose

Table 6 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors, Statutory Auditors and Employees

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Number of directors and statutory auditors	21	22	22
Non full-time directors	10	11	11
Directors	16	17	17
Non full-time directors	6	7	7
Statutory auditors	5	5	5
Non full-time statutory auditors	4	4	4
Number of employees *	20,395	19,907	19,709

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Head office and domestic branches*	398	398	398
Overseas bases**	17	18	18
(For reference) Overseas subsidiaries	13	12	12

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Personnel expenses (millions of yen)	210,461	181,000	192,200
Salaries and bonuses (millions of yen)	120,036	114,500	115,600
Average monthly salary (thousands of yen)*	480	480	480

* *Average age is 37 years (as of March 31, 2004)*

Remuneration and Bonuses for Directors and Statutory Auditors

(Millions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Total remuneration and bonuses*	394	250	330
Remuneration	394	250	330
Bonuses	0	0	0
Average remuneration and bonuses (for full-time)	22	14	18
Average retirement allowance	13	0	0

* *Aggregate amount of personnel expenses and profit distribution including 'employee portion' for directors who are concurrently 'employee.'*

Non-Personnel Expenses

(Millions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Non-personnel expenses	326,554	338,000	336,400
System related expenses*	120,174	132,100	135,000
Other than system related expenses	206,380	205,900	201,400

* *Recorded on actual basis including leases*

Personnel Expenses and Non-Personnel Expenses

Personnel Expenses and Non-personnel expenses	537,015	519,000	528,600

Table 8 Outline of Committees

Committee	Chairperson	Members	Departments in charge	Frequency	Purpose
Shareholder's Meeting	President & CEO	Shareholders	General Affairs Dept.	Annual	Resolution concerning the Commercial Law , the Articles of Incorporation and others as the highest decision-making meeting
Board of Corporate Auditors	corporate auditor	corporate auditors	Secretariat of Corporate Auditors	6 times per year	Review, discuss and decide important issues regarding auditing
Board of Directors	President & CEO	directors	Secretariat	10 times per year (general meetings)	Final decision-making involving the group's management policies, strategies, plans and other important matters; monitoring of the management of business activities
Nomination Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding personnel in senior management positions
Compensation Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding the evaluation and compensation of executive managers and other management. Also evaluates the performance of the holding company president.
Group Audit Committee	external director	2 external directors and 1 attorney at law	Secretariat	4 times per year	Monitors the status of internal control systems and compliance at the group companies. Also holds discussions regarding basic matters of internal auditing policy
Group Management Committee	President & CEO	executive officers in charge of Group Planning Dept., Risk Management Dept., Compliance Dept. and others	Group Planning Dept.	48 times per year	Serves as an advisory body to the holding company president, deliberating group management policies and strategies, overall plans and other matters
Group Risk Management Committee	external director in charge of Risk Management Dept.	executive officer in charge of Group Planning Dept., corporate auditors, general managers of departments including Group Planning, Risk Management , Public Relation, General Affairs	Risk Management Dept.	Quarterly	Holds discussions regarding risk management policies and procedures and risk profile of group companies

Table 10 Loans and Bills Discounted
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance) (Billions of Yen)

		3/2004 Actual (A)	3/2005 Plan (B)
Domestic Loans	including impact loans	40,239.2	37,726.1
	excluding impact loans	39,677.7	37,164.6
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	14,047.9	13,265.5
	excluding impact loans	13,941.2	13,158.8
Loans guaranteed by credit guarantee associations		997.1	997.1
Loans to individuals (excluding loans to provide funds to run business)		9,214.4	9,630.9
Housing loans		7,463.1	8,161.4
Others		16,976.9	14,829.7
Overseas loans		1,812.3	1,809.3
Total		42,051.5	39,535.4

(Amount of change, actual figures after adjustment items in the table below)
(Billions of Yen)

		Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan (B-A+D)
Domestic Loans	including impact loans	869.1	(353.4)
	excluding impact loans	1,148.2	(353.4)
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	(202.0)	10.0
	excluding impact loans	(150.1)	10.0

Note:

1 Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)
[Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]

(Adjustment items <for the figures excluding impact loans>)
(Billions of yen)

	Fiscal Year 3/2004 Plan (D)	Loans to small & mid-sized companies
Disposal of problem loans		
Loans written-off *(Note 1)*		
Partial direct written off *(Note 2)*		
Loss on sales of loans to CCPC *(Note 3)*		
Loss on sales of assets to RCC *(Note 4)*		
Bulk sales, etc		
Others *(Note 5)*		
Loans securitized / sold *(Note 6)*		
Privately placed bonds, etc *(Note 7)*		
Subsidiaries, etc *(Note 8)*		
Total		

Notes:

1 Direct write-offs non-taxable
2 Partial direct write-offs implemented during the fiscal year
3 Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company
4 Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
5 Amount decreased through other disposal of loans
6 Mainly securitization of normal loans
7 Substantial loans, including subscription of privately placed bonds
8 Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method

(Table 11) Earnings Forecasts (UFJ Bank and UFJ Trust Bank combined)

Profit forecasts and their sensitivity to change in major assumptions

Gross operating profit, before write offs in trust account

(Billions of yen)

	FY 3/2004	FY 3/2005	FY 3/2006
Base scenario(A)	1,355.0	1,294.5	1,346.7

Major assumptions

	FY 3/2004	FY 3/2005	FY 3/2006
TIBOR 3M	0.079%	0.09%	0.70%
Long term interest rates (10 Year JGBs)	1.407%	2.20%	2.60%

(Billions of yen)

	FY 3/2004	FY 3/2005	FY 3/2006
Optimistic scenario (B)		1,300.1	1,362.5
Change(B)-(A)		5.5	15.8
Pessimistic scenario(C)		1,288.0	1,323.1
Change(C)-(A)		(6.5)	(23.5)

[Base scenario]
The economy recovers gradually.

[Optimistic scenario]
The economic recovery accerelates.
Demand for funds from corporations and individuals picks up.
At corporations, demand for funds for working capital and fixed-capital investment increases.
For individuals, demand for housing loans increases.
Concurrent with increase in demand for funds, appropriate margins in view of corresponding risks are secured.
The decrease in fee level of trust related businesses is smaller than expected.

[Pessimistic scenario]
The economy continues to stagnate.
Demand for funds from corporations and individuals remains stagnant.
While demand for funds stagnates, an appropriate margin cannot be secured.
The decrease in fee level of trust related businesses are larger than expected

Table 13 Loan Classification under the Financial Reconstruction Law (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	400.8	487.1	295.1	366.6
Doubtful	1,192.6	1,247.9	1,473.9	1,522.5
Sub-standard	2,491.3	2,554.8	2,138.1	2,294.5
Sub total	4,084.7	4,290.0	3,907.1	4,183.7
Normal**	42,940.1	42,987.6	41,757.8	41,811.7
Total	47,024.9	47,277.6	45,664.9	45,995.5

Trust account (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	18.7	18.7	9.3	9.3
Doubtful	15.3	15.3	9.7	9.7
Sub-standard	44.6	44.6	23.1	23.1
Sub total	78.7	78.7	42.1	42.1
Normal	894.1	894.1	705.5	705.5
Total	972.9	972.9	747.7	747.7

Reserves (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
General reserve	993.9	1,040.7	1,270.2	1,319.7
Specific reserve	532.1	629.9	723.3	798.5
Specific reserve for loans to refinancing countries	4.4	3.6	2.5	1.9
Total loan loss reserve	1,530.5	1,674.3	1,996.0	2,120.2
Reserve for contingent liabilities related to loans sold	13.6	18.8	-	-
Reserve for supporting specific borrowers	-	-	5.0	5.0
Sub total	1,544.1	1,693.1	2,001.1	2,125.3
Special reserve for Loan Trust	6.9	6.9	4.8	4.8
Reserve for possible impairment of principal	-	-	-	-
Sub total	6.9	6.9	4.8	4.8
Total	1,551.0	1,700.1	2,005.9	2,130.1

Notes:

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are applied in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

Table 14 Risk Monitored Loans (Non-consolidated/Consolidated)

Banking account (Billions of Yen; %)

	3/2003 (Non-consol.)*	3/2003 (Consol.)	3/2004 (Non-consol.)*	3/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	122.4	135.4	69.3	84.1
Other delinquent loans (B)	1,468.3	1,583.8	1,610.5	1,704.3
Loans past due 3 months or more (C)	61.5	67.8	87.0	88.5
Restructured loans (D)	2,429.7	2,487.0	2,051.0	2,206.0
Loans with concessionary reduction of interest	28.5	28.5	39.5	39.5
Loans with concessionary rescheduling of interest payment	2.4	2.4	1.3	1.3
Loans with concessionary support to borrowers	189.7	189.7	661.6	661.6
Loans with concessionary rescheduling of principal repayment	2,209.0	2,209.0	1,339.9	1,339.9
Others	0.0	57.2	8.4	163.3
Total (E) = (A) + (B) + (C) + (D)	4,082.1	4,274.2	3,818.0	4,083.0
Partial direct write-offs	(1,150.2)	(1,313.8)	(1,289.3)	(1,458.7)
Ratio : (E) / total loans	9.5%	9.7%	9.3%	9.6%

Trust account (Billions of Yen; %)

	3/2003 (Non-consol.)*	3/2003 (Consol.)	3/2004 (Non-consol.)*	3/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	11.6	11.6	5.5	5.5
Other delinquent loans (B)	23.3	23.3	13.9	13.9
Loans past due 3 months or more (C)	1.4	1.4	1.7	1.7
Restructured loans (D)	42.2	42.2	20.8	20.8
Loans with concessionary reduction of interest	3.2	3.2	1.7	1.7
Loans with concessionary rescheduling of interest payment	0.0	0.0	0.1	0.1
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	39.0	39.0	19.0	19.0
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	78.7	78.7	42.1	42.1
Partial direct write-offs	(6.8)	(6.8)	(1.8)	(1.8)
Ratio : (E) / total loans	8.1%	8.1%	5.6%	5.6%

Note:

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

Table 15 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Credit costs (A)*	573.0	1,089.0	
Banking account	554.2	1,072.0	
Net transfer to specific reserve*	138.1	562.7	
Loans written-off and others (C)	425.1	505.9	
Loans written-off	250.3	390.9	
Loss on sales of loans to CCPC	6.4	0.0	
Loss on sales of assets to RCC *(Note 1)*	-	23.1	
Loss on sales of other loans	30.7	38.7	
Loss on supporting specific customers	137.5	52.9	
Transfer to reserve for contingent liabilities related to loans sold	2.3	(0.2)	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.0	
Transfer to specific reserve for loans to refinancing countries*	(1.0)	(1.4)	
Trust account	18.7	16.9	
Loans written-off and others (E)	18.7	16.9	
Loans written-off	13.5	10.8	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	0.7	1.7	
Net transfer to general reserve (B)	252.0	276.3	
Total (A) + (B) *(Note 2)*	825.1	1,365.3	1,130.0

<For reference>

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Direct write-offs through reversal of loan loss reserve (E)	999.1	356.7	
Gross direct write-offs (C) + (D) + (E)	1,443.0	879.6	

Notes. 1 *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

2 *Figures of credit related expenses are different from those in Table 1-2 for the following reasons;*

FY 3/2003: Figure in this table includes Yen 10.3 billion of transfer from reserve for possible losses on support of specific borrowers posted in extra-ordinary profit

FY 3/2004: Figure in this table includes Yen 25.9 billiion of transfer from reserve for possible loan losses posted in extra-ordinary profit

(Consolidated)

(Billions of yen)

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Credit costs (A)	641.5	1,150.9	
Banking account	622.7	1,134.0	
Net transfer to specific reserve	160.4	559.6	
Loans written-off and others (C)	470.4	570.9	
Loans written-off	274.0	426.3	
Loss on sales of loans to CCPC	6.6	0.4	
Loss on sales of assets to RCC *(Note 1)*	-	23.1	
Loss on sales of other loans	52.1	68.0	
Loss on supporting specific customers	137.5	52.9	
Transfer to reserve for contingent liabilities related to loans sold	3.2	(0.2)	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.0	
Transfer to specific reserve for loans to refinancing countries	(1.0)	(1.2)	
Trust account	18.7	16.9	
Loans written-off and others (D)	18.7	16.9	
Loans written-off	13.5	10.8	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	0.7	1.7	
Net transfer to general reserve (B)	242.4	280.0	
Total (A) + (B)	883.9	1,431.0	

<For reference>

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Direct write-offs through reversal of loan loss reserve (E)	1,021.1	396.9	
Gross direct write-offs (C) + (D) + (E)	1,510.3	984.7	

Note: 1 *Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*

Table 17 Bankruptcies during the Fiscal Year Ended March 31, 2004
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 4)*		Internal credit rating as of half year prior to bankruptcy *(Note 5)*	
	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)
<1>	1	1.3	1	1.3
<2>	1	3.1	1	3.1
<3>	2	2.2	1	1.1
<4>	3	0.5	2	0.3
<5>	5	1.2	5	1.7
<6>	20	10.0	9	4.8
<7>	20	15.0	16	9.6
<8>	64	90.6	55	73.3
<9>	63	33.2	70	38.1
<10>	-	-	25	24.3
No rating *(Note 3)*	41	3.5	35	2.8
Total	220	161.0	220	161.0

Notes:
1. Excluding cases less than 50 million yen in amount.
2. Amounts are based on loan balances.
3. Including (1) individuals and (2) companies to which the internal credit rating criteria do not apply
4. Bankruptcy in the first half of FY 2003: credit rating as of Sep. 30, 2002
Bankruptcy in the second half of FY 2003: credit rating as of Mar. 31, 2003
5. Bankruptcy in the first half of FY 2003: credit rating as of Mar. 31, 2003
Bankruptcy in the second half of FY 2003: credit rating as of Sep. 30, 2003

<For reference>
Loan Classification under the Financial Reconstruction Law

(Billions of Yen)

	3/2004 Actual
Bankrupt and quasi-bankrupt	304.4
Doubtful	1,483.6
Sub-standard	2,161.2
Normal	42,463.3
Total	46,412.7

Table 18 Unrealized Gains and Losses on Securities
(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities) (Billions of Yen)

	Mar. 31, 2004			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	156.8	(6.4)	8.7	15.2
Bonds	-	-	-	-
Stock	131.4	(11.4)	3.8	15.2
Others	25.3	4.9	4.9	0.0
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	18,657.3	285.2	495.7	210.4
Bonds	13,778.8	(57.7)	52.7	110.4
Stock	2,088.6	346.9	411.8	64.8
Others	2,789.8	(4.0)	31.1	35.2
Money Held in Trust	90.6	(0.3)	0.0	0.4

* *Available-for-sale securities are marked to market. Book Value equals to market value.*

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	272.6	178.4	(94.1)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes:

1. *Because only the securities and the equivalent with market value are included in this table, balances here do not configurate with those in the relevant balance sheet.*
2. *Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation. Book Value is the price after the revaluation and Market Value is the current price as of 3/2004. The difference of those is shown in Unrealized Gain/Loss.*
3. *Derivatives transactions are not included in the table as they are either marked to market with realized gain/loss or applied hedge accounting. Gains/losses of contingent liabilities such as debt guarantee are not calculated.*

Table 18 Unrealized Gains and Losses on Securities (Consolidated)

(Securities) (Billions of Yen)

	Mar. 31, 2004			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	18.4	0.2	0.2	0.0
Bonds	-	-	-	-
Stock	-	-	-	-
Others	18.4	0.2	0.2	0.0
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	55.3	21.6	23.9	2.3
Bonds	-	-	-	-
Stock	36.7	8.1	8.1	-
Others	18.5	13.5	15.8	2.3
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	19,196.8	298.3	517.7	219.3
Bonds	13,959.3	(57.6)	54.2	111.9
Stock	2,122.9	358.6	429.9	71.3
Others	3,114.5	(2.6)	33.4	36.1
Money Held in Trust	132.5	(0.3)	0.0	0.4

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	299.7	213.6	(86.0)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes: Same as those of previous table

Table 19 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

(Billions of Yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	3/2003	3/2004	3/2003	3/2004
Financial futures	202,999.2	218,441.5	-	-
Interest rate swaps	166,630.6	152,663.5	3,320.5	2,392.6
Currency swaps	5,527.0	6,359.4	334.5	402.8
Foreign exchange futures	10,543.1	10,171.5	197.1	244.1
Interest rate options bought	16,330.5	15,049.5	97.2	134.2
Currency options bought	2,944.5	4,002.6	93.3	235.2
Other derivative instruments	22,786.2	26,681.3	35.8	82.1
Effect of netting	-	-	(2,518.0)	(1,794.0)
Total	427,761.4	433,369.7	1,560.5	1,697.2

**Based on the BIS standard*

In addition, transactions on exchange and contracts within 2 weeks are included

Table 20 Credit Composition (as of March 31, 2004)
(Combined figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	1,084.2	368.4	23.5	1,476.2
Credit cost	0.2	2.9	0.5	3.7
Credit risk amount	1.6	6.5	0.9	9.1

**Calculated using the current method based on the BIS capital standards*

--Credit risk exposure equivalent are calculated by current-method based on the BIS standards.

--Foreign currency transactions are converted by the effective exchange rate as of March 31,2003.

--Foreign exchange futures within two weeks are excluded.

--Our internal credit rating consists of 16 ratings and 3or above in the internal credit rating are equivalent of BBB/Baa or above, and 4 or below are equivalent of BB/Ba or below.

--Others include contracts with individuals and credit exposure equivalent to the companies with no rating.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 22, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 22, 2004

UFJ Holdings, Inc.

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") issued the following statement in response to media reports published today:

"Even though some media reported that UFJ Bank Limited (UFJ Bank), a subsidiary of UFJ, decided to request Industrial Revitalization Corporation of Japan for support to Daikyo Incorporated (Daikyo), there is no decision at UFJ Bank yet made at the present moment. UFJ Bank appreciates Daikyo's move toward accelerating restructuring and continues to support Daikyo as a primary bank".